UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

MORGAN CREEK ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7
______________________________________
(CUSIP Number)

BRENT PIERCE
Address: c/o Newport Capital Corp., Rennweg 28, Zurich, Switzerland, CH-8001
Telephone: 011-41-795-986-147
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons BRENT PIERCE.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC (Newport Capital Corp.)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 152,400 shares.(1)

8.	Shared Voting Power: 350,000 shares.(2)

9.	Sole Dispositive Power: 152,400 shares.(1)

10.	Shared Dispositive Power: 350,000 shares.(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 502,400 shares.(1), (2), (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 4.9%.(4)

14.	Type of Reporting Person (See Instructions): IN.

Notes:

(1)
As described herein, in a series of purchases and sales between April 24, 2006 and May 22, 2006, Newport Capital Corp. (“Newport Capital”) sold a net aggregate of 14,100 shares. Accordingly, as of May 22, 2006, 152,400 shares were held of record by Newport Capital, of which Brent Pierce (“Mr. Pierce”) is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

(2)
Of these 350,000 shares of common stock, as of May 22, 2006: (i) 125,000 shares were held of record by Dana Pierce (“Mrs. Pierce”), the wife of Mr. Pierce; and (ii) 225,000 shares were held of record by Spartan Asset Group (“Spartan”). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Spartan, in his capacity as an officer and director of Spartan.

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(3)
The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(4)	Based on 10,167,700 shares of common stock issued and outstanding as of May 22, 2006.

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This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on February 28, 2006, as amended by Schedule 13D/A dated as of July 7, 2006 (Amendment No. 1), as further amended by Schedule 13D/A dated as of July 7, 2006 (Amendment No. 2), filed by Newport Capital Corp., a Belize corporation (“Newport Capital”) and Brent Pierce (“Mr. Pierce” or the “Reporting Person”), and as further amended by Schedule 13D/A dated as of July 7, 2006 (Amendment No. 3), filed by Mr. Pierce. Each of Schedule 13D and Schedule 13D/A Amendment Nos. 1, 2 and 3 were filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada Corporation (“Issuer”). The Issuer maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada 89052.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Brent Pierce (“Mr. Pierce”).

B.	Residence or Business Address:

Brent Pierce
c/o Newport Capital Corp.
Rennweg 28
Zurich, Switzerland, CH-8001

C. Present Principal Occupation and Employment:

Mr. Pierce provides various administrative and management services to both reporting and non-reporting companies. Mr. Pierce is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to shares of common stock owned by Newport Capital.

D.	Criminal Proceedings:

Mr. Pierce has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

Other than an order issued in June 1993 by the British Columbia Securities Commission (the “BCSC”) pursuant to a settlement agreement entered into as of the same date between Mr. Pierce and the BCSC, during the last five years, Mr. Pierce has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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F. Citizenship:

Mr. Pierce is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 24, 2006, Newport Capital bought 37,500 shares of the Issuer’s common stock in a privately negotiated transaction with a third party for $84,000 cash consideration from Newport Capital’s working capital. Between April 25, 2006 and May 22, 2006, Newport Capital engaged in a series of public trades (six sales and one purchase), whereby Newport Capital sold an aggregate of 26,600 shares of the Issuer’s common stock (the one purchase was for 1,000 shares in exchange for $2,325 cash consideration from Newport Capital’s working capital). On May 22, 2006, Newport Capital sold 25,000 shares of the Issuer’s common stock in a privately negotiated sale to a third party.

ITEM 4. PURPOSE OF TRANSACTION

The shares described herein were previously acquired for investment purposes as described in Schedule 13D/A dated as of July 7, 2006 (Amendment No. 1). The acquisitions of the Issuer’s common stock as described in Item 3 above were also undertaken for investment purposes. Pursuant to the series of transactions described in Item 3 above (which included sales as well as acquisitions), Newport Capital sold a net aggregate of 14,100 shares of the Issuer’s common stock.

The Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

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(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)
For the purposes of this statement, as the Reporting Person hereunder, Mr. Pierce is reporting herein that as of the close of business on May 22, 2006, he was the beneficial owner of an aggregate of 502,400 shares (or approximately 4.9% of the outstanding shares) of the Issuer’s common stock. Of these 502,400 shares of common stock: (i) 152,400 shares were held of record by Newport Capital, of which Mr. Pierce is an officer and director (the Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital); (ii) 125,000 shares were held of record by Mrs. Pierce, Mr. Pierce’s wife; and (iii) 225,000 shares were held of record by Spartan, of which Mr. Pierce is one of the officers and directors and has shared dispositive and voting power.

Newport Capital is a corporation organized under the laws of Belize, with a principal business of providing various administrative and management services to both reporting and non-reporting companies. The address of Newport Capital’s principal office is Rennweg 28, Zurich, Switzerland, CH-8001.

In addition to Mr. Pierce, the other officer and director of Newport Capital is Cockburn Directors, Ltd. (“Cockburn Directors”), which is organized under the laws of Turks & Caicos, British West Indies, and has a principal business address at 1 Caribbean Place, Leeward Highway, Providenciales, Turks & Caicos, British West Indies. Cockburn Directors is principally involved in the business of providing management consulting services. During the last five years, Cockburn Directors (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)
For the purposes of this statement, as the Reporting Person hereunder, Mr. Pierce is reporting herein that as of May 22, 2006, he had: (i) on Newport Capital’s behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 152,400 of the Issuer’s common shares; (ii) on Spartan’s behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 225,000 of the Issuer’s common shares; and (iii) together with Mrs. Pierce, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 125,000 of the Issuer’s common shares.

Spartan is a corporation organized under the laws of Belize, with a principal business of providing management consulting services. The address of Spartan’s principal office is P.O. Box WC 960, St. John’s, Antigua.

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Mrs. Pierce is a citizen of Canada and has an address at c/o Brent Pierce, Newport Capital Corp., Rennweg 28, Zurich, Switzerland, CH-8001. Her present principal occupation is as a businessperson.

During the last five years, neither Spartan nor Mrs. Pierce (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
As of May 22, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer’s equity securities had been engaged in by Newport Capital, Mr. Pierce, Mrs. Pierce or Spartan other than as disclosed herein, in Schedule 13D/A dated as of July 7, 2006 (Amendment No. 2), or in Schedule 13D/A dated as of July 7, 2006 (Amendment No. 3).

(d)
As of May 22, 2006, to the best knowledge and belief of the undersigned, no person other than Newport Capital, Mr. Pierce, Mrs. Pierce or Spartan had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	On May 22, 2006, Mr. Pierce ceased to be the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006.	By:	/s/ Brent Pierce
BRENT PIERCE